UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ONEOK PARTNERS, L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

68268N103

(CUSIP Number)

Eric Grimshaw

Vice President, Associate General Counsel and Corporate Secretary

ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

(918) 588-7908

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68268N103	Page 2 of 9

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ONEOK PARTNERS GP, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (Please see item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,000,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,000,000
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.34%(1)
(14)	Type of reporting person OO (LIMITED LIABILITY COMPANY)

(1)	Percentage has been determined assuming the conversion of Class B Units held by ONEOK, Inc. into Common Units.

SCHEDULE 13D

CUSIP No. 68268N103	Page 3 of 9

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ONEOK, INC.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (Please see item 3), WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization OKLAHOMA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 113,332,833 (2)
	(8)	Shared voting power 1,000,000
	(9)	Sole dispositive power 113,332,833(2)
	(10)	Shared dispositive power 1,000,000
(11)	Aggregate amount beneficially owned by each reporting person 114,332,833(2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 40.0%(3)
(14)	Type of reporting person CO (CORPORATION)

(2)	The number of Common Units reported as beneficially owned includes Common Units obtainable upon conversion of Class B Units held by ONEOK, Inc.
(3)	Percentage has been determined assuming the conversion of Class B Units held by ONEOK, Inc. into Common Units.

SCHEDULE 13D

CUSIP No. 68268N103	Page 4 of 9

This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed by ONEOK, Inc., an Oklahoma corporation (“ONEOK”), and ONEOK Partners GP, L.L.C., a Delaware limited liability company (“ONEOK GP” and, together with ONEOK, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on March 14, 2008 as amended and supplemented by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on March 2, 2012, relating to the common units representing limited partner interests (the “Common Units”) of ONEOK Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meaning set forth in the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to replace in its entirety Schedule I previously filed with the Schedule 13D with the amended Schedule I attached to this Amendment No. 2, which is incorporated by reference herein.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On August 21, 2015, pursuant to the Common Unit Purchase Agreement, dated August 11, 2015, between the Issuer and ONEOK (the “2015 Common Unit Purchase Agreement”), the Issuer sold 21,544,581 Common Units (the “2015 Purchased Common Units”) to ONEOK in a private placement for an aggregate purchase price of $650 million or $30.17 per Common Unit. The source of funds for the purchase by ONEOK of the 2015 Purchased Common Units was available cash and proceeds from ONEOK’s issuance of senior notes under its effective shelf registration statement on Form S-3, which offering was priced on August 18, 2015 and was completed on August 21, 2015. The foregoing description of the 2015 Common Unit Purchase Agreement is qualified in its entirety by reference to the 2015 Common Unit Purchase Agreement, filed as Exhibit 1.1 to ONEOK’s current report on Form 8-K filed on August 17, 2015 (File No. 001-13643) and is incorporated herein by reference.

ITEM 5.	Interests in Securities of the Issuer.

Item 5 paragraphs (a)-(b) of the Schedule 13D are hereby amended and restated in their entirety as follows and paragraph (c) is hereby amended to add the following information:

(a)-(b) Based upon 187,978,848 Common Units outstanding at July 27, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, as adjusted for the 2015 Purchased Common Units purchased by ONEOK, the 3,314,551 Common Units purchased in a registered direct offering by funds managed by Kayne Anderson Capital Advisors, L.P. (“Kayne Anderson”) and assuming conversion of the 72,988,252 Class B Units held by ONEOK, the total number of outstanding Common Units is 285,826,232 .

ONEOK is the record and beneficial owner possessing the sole power to vote or direct the vote and to dispose or to direct the disposition of 40,344,581 Common Units and 72,988,252 Class B Units, each of which Class B Units is convertible, at ONEOK’s option, into one Common Unit. In addition, as the owner of all of the outstanding membership interests of ONEOK GP, ONEOK may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,000,000 Common Units held of record by ONEOK GP. Accordingly, ONEOK may be deemed to beneficially own an aggregate of 114,332,833 Common Units representing, in the aggregate, approximately 40.0% of the outstanding Common Units. In addition, ONEOK may be deemed to beneficially own the 2% general partner interest in the Issuer held by ONEOK GP.

ONEOK GP is the record and beneficial owner of 1,000,000 Common Units which represents approximately 0.34% of the outstanding Common Units. As described above, ONEOK GP may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,000,000 Common Units with ONEOK. ONEOK GP also directly owns the 2% general partner interest in the Issuer. Consistent with its obligations under the Issuer’s

SCHEDULE 13D

CUSIP No. 68268N103	Page 5 of 9

partnership agreement, in order to maintain its two percent general partnership interest in the Issuer after giving effect to the sale of the 2015 Purchased Common Units and the concurrent sale of 3,314,551 Common Units to funds managed by Kayne Anderson, ONEOK GP made a $15.3 million contribution to ONEOK Partners at the time of its purchase of the 2015 Purchase Common Units.

Schedule I sets forth, to the Reporting Person’s knowledge, the aggregate number and percentage of Common Units beneficially owned by the executive officers and directors of the Reporting Persons. Except for 5,000 Common Units purchased by John W. Gibson on June 19, 2015, such persons have not effected any transactions in the Common Units in the past 60 days.

Except for the purchase of the 2015 Purchased Common Units, none of the Reporting Persons have effected any transactions in the Common Units during the past 60 days.

ITEM 7.	Material to be Filed as Exhibits.

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit K	Common Unit Purchase Agreement, dated August 11, 2015, between ONEOK Partners, L.P. and ONEOK, Inc. (incorporated by reference to Exhibit 1.1 to ONEOK, Inc.’s Form 8-K filed on August 17, 2015 (File No. 001-13543)) and incorporated by reference herein in its entirety.

SCHEDULE 13D

CUSIP No. 68268N103	Page 6 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2015

ONEOK, INC.

By:	/s/ Eric Grimshaw
Name: Eric Grimshaw
Title: Vice President, Associate General Counsel and Corporate Secretary

ONEOK PARTNERS GP, L.L.C.

By:	/s/ Eric Grimshaw
Name: Eric Grimshaw
Title: Vice President, Associate General Counsel and Corporate Secretary

SCHEDULE 13D

CUSIP No. 68268N103	Page 7 of 9

SCHEDULE I

Executive Officers of ONEOK, Inc.

Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:

c/o ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

John W. Gibson

Principal Occupation: Chairman of the Board

Amount Beneficially Owned: 75,000

Terry K. Spencer

Principal Occupation: President and Chief Executive Officer

Amount Beneficially Owned: 0

Robert F. Martinovich

Principal Occupation: Executive Vice President, and Chief Administrative Officer

Amount Beneficially Owned: 288

Stephen W. Lake

Principal Occupation: Senior Vice President, General Counsel and Assistant Secretary

Amount Beneficially Owned: 0

Derek S. Reiners

Principal Occupation: Senior Vice President and Chief Financial Officer and Treasurer

Amount Beneficially Owned: 0

Walter S. Hulse III

Principal Occupation: Executive Vice President, Strategic Planning and Corporate Affairs

Amount Beneficially Owned: 0

Wesley J. Christensen

Principal Occupation: Senior Vice President, Operations

Amount Beneficially Owned: 0

Sheppard F. Miers III

Principal Occupation: Vice President, Chief Accounting Officer

Amount Beneficially Owned: 2,400

Board of Directors of ONEOK, Inc.

Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:

c/o ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

SCHEDULE 13D

CUSIP No. 68268N103	Page 8 of 9

Julie H. Edwards

Principal Occupation: Retired

Amount Beneficially Owned: 0

William L. Ford

Principal Occupation: President, Shawnee Milling Company, Shawnee, Oklahoma

Amount Beneficially Owned: 0

John W. Gibson

(see above)

Terry K. Spencer

(see above)

Steven J. Malcolm

Principal Occupation: Retired

Amount Beneficially Owned: 0

Jim W. Mogg

Principal Occupation: Retired

Amount Beneficially Owned: 2,000

Pattye L. Moore

Principal Occupation: Business Chairman Red Robin Gourmet Burgers; Former President Sonic Corp.

Amount Beneficially Owned: 1,400

Gary D. Parker

Principal Occupation: President, Moffitt, Parker & Company, Inc., Muskogee, Oklahoma

Amount Beneficially Owned: 0

Eduardo A. Rodriguez

Principal Occupation: President, Strategic Communication Consulting Group, El Paso, Texas

Amount Beneficially Owned: 0

James C. Day

Principal Occupation: Retired

Amount Beneficially Owned: 0

Directors and Executive Officers of ONEOK Partners GP, L.L.C.

Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:

c/o ONEOK Partners, L.P.

100 West Fifth Street

Tulsa, OK 74103

John W. Gibson, Chairman of the Board

(see above)

Robert F. Martinovich, Executive Vice President and Chief Administrative Officer

(see above)

SCHEDULE 13D

CUSIP No. 68268N103	Page 9 of 9

Terry K. Spencer, President, Chief Executive Officer and Director

(see above)

Stephen W. Lake, Senior Vice President, General Counsel and Assistant Secretary

(see above)

Derek S. Reiners, Senior Vice President, Chief Financial Officer and Treasurer

(see above)

Julie H. Edwards, Director

(see above)

Steven J. Malcolm, Director

(see above)

Jim W. Mogg, Director

(see above)

Gary N. Petersen

Principal Occupation: Director

Amount Beneficially Owned: 20,284

Craig F. Strehl

Principal Occupation: Director

Amount Beneficially Owned: 9,400

Michael G. Hutchinson

Principal Occupation: Director

Amount Beneficially Owned: 0

Walter S. Hulse III, Executive Vice President, Strategic Planning and Corporate Affairs

(see above)

Wesley J. Christensen, Senior Vice President, Operations

(see above)

Sheppard F. Miers III, Vice President and Chief Accounting Officer

(see above)